SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2003

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For Immediate Release

Stephen Wetmore Named Group President, National Markets at Bell Canada

Montreal (Quebec), November 10, 2003 — Michael Sabia, Chief Executive Officer of Bell Canada is pleased to announce the appointment of Stephen Wetmore, as Group President, National Markets.

Mr. Wetmore is currently Executive Vice-President responsible for Corporate Services, BCE Capital, and Aliant. In addition to these responsibilities, he will assume responsibility for Bell’s Carrier Services and Bell West.

“As the former CEO of Aliant, Stephen Wetmore has extensive operational experience. In his new role, Stephen will bring greater focus to the development and coordination of our national presence,” said Mr. Sabia.

Also effective immediately, Isabelle Courville, President Enterprise Business, Karen Sheriff, President Small and Medium Business and Terry Mosey, President, Customer Operations, will report directly to Mr. Sabia.

“These changes further simplify the organization we introduced earlier this year, bringing greater focus to our key customer segments and a more integrated approach to our national reach,” concluded Mr. Sabia.

About Bell Canada

Bell Canada, Canada's national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and direct-to-home satellite service. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For further information:
Peter Daniel	Maarika Paul
Corporate Communications	Investor Relations
(514) 870-1100 or	(514) 870-8106
(416) 353-3576

EXECUTIVE PROFILE

Stephen Wetmore is President, National Markets of Bell Canada. Previously, he was Executive Vice-President of BCE and Bell Canada. He was President and CEO of Aliant Inc, one of Canada's leading high-tech companies. He served as president and CEO of NewTel Enterprises from February 1998 until the formation of Aliant in April 1999. Prior to his appointment with NewTel, Mr. Wetmore was president of Air Atlantic and previously, he was managing director with Scotia Holdings PLC in London, England. Mr. Wetmore is a member of the Board of Directors of Aliant, Stratos Global and Canadian Tire Corporation. He is a past Chair of the Atlantic Provinces' Economic Council; and a Director of CD Howe Institute and Dalhousie Business School. A graduate of Acadia University, Mr. Wetmore is also very active in the community, especially in the promotion of education.

Note to Editor: Download Mr. Wetmore’s photograph at www.bce.ca/en/about/who/officers/wetmore/

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: November 10, 2003